30 Rockefeller Plaza	ABU DHABI	HOUSTON
New York, New York	AUSTIN	LONDON
10112-4498	BEIJING	MOSCOW
	BRUSSELS	NEW YORK
TEL +1	DALLAS	PALO ALTO
212.408.2500	DUBAI	RIO DE JANEIRO
FAX +1 212.408.2501	HONG KONG	RIYADH
BakerBotts.com		WASHINGTON

William S. Lamb
TEL: 212.408.2557
FAX: 212.259.2557
bill.lamb@bakerbotts.com
December 9, 2014

[VIA EDGAR (FILE TYPE CORRESP) and EMAIL]

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Christina Chalk

Re:    IEC Electronics Corp. (“IEC”)
Preliminary Proxy Statement on Schedule 14A
Filed November 26, 2014
File No. 0-6508

Dear Ms. Chalk:

We have reviewed your comment letter dated December 4, 2014. Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “we,” “us,” “our” and “the Company” herein refer to IEC Electronics Corp. We also are concurrently filing an amended Preliminary Proxy Statement and Proxy with the changes noted below, as well as modifications advising stockholders that they may vote by telephone or Internet and providing instructions for how to do so.

Preliminary Proxy

Statement Cover Page

1.    Please use an EDGAR tag for the filing that identifies it as a contested solicitation.

Response:

We will resubmit the Preliminary Proxy Statement with the correct EDGAR header tag as required.

December 9, 2014
United States Securities and Exchange	-2-
Commission

2.    Please include all of the participants as filers on the cover of the Schedule 14A.

Response:

It is our understanding, in the case of the issuer’s proxy statement, only the issuer need be listed on the cover of the Schedule 14A. We have provided information as to any other potential participants in the solicitation in Appendix A of the Preliminary Proxy Statement as required by Item 5(b) to Schedule 14A. If the Staff has a different view of the requirements of the proxy rules and Schedule 14A, we would like to discuss it with the Staff.

General

3.    Fill in all of the blanks throughout the filing. Information that is subject to change may be bracketed to so indicate.

Response:

We have filled in the blanks in the filing, bracketing information that is subject to change.

4.    Do you plan to solicit proxies via Internet chat rooms? If so, tell us which Web sites you plan to utilize in your response letter.

Response:

The Company does not plan to solicit proxies in Internet chat rooms. If for any reason we later decide to solicit via Internet chat rooms, we will first notify the Staff of the websites we intend to use.

Background of the Solicitation, page 5

5.    Generally expand the discussion of past contacts between IEC and representatives of Vintage. The following are some matters that should be clarified in your revised filing:

•	What prompted the meeting between Messrs. Gilbert and Kahn on April 22, 2014? What contacts, if any, led up to this meeting, who requested it, and for what stated purpose?

•	What was discussed at the April 22, 2014 meeting?

•	What prompted the October 2, 2014 meeting between Messrs. Gilbert and Kahn? Who requested it, and for what stated purpose?

•	What was discussed at the October 2, 2014 meeting?

•	What information about IEC did Mr. Kahn request at the October 2, 2014 meeting?

•	Why did the Company determine it was inappropriate to provide the information Mr. Kahn requested even if he and Vintage entered into a confidentiality agreement?

Response:

We have revised the disclosure in this section of the Preliminary Proxy Statement to address this comment.

December 9, 2014
United States Securities and Exchange	-3-
Commission

6.    Refer to the disclosure at the bottom of page 7. Where appropriate in the proxy statement, identify the Vintage nominees who you relationships with the Company’s competitors that you believe could create conflicts of interest for such nominees. In your expanded disclosure, indicate whether of your current Board members or nominees have relationships with competitors of IEC.

Response:

We have revised the disclosure in this section of the Preliminary Proxy Statement to address this comment as related to Vintage nominees.

None of IEC’s current Board members, who also are the Board’s nominees, have relationships with competitors of IEC. We have added disclosure to confirm that none of the Company’s nominees are affiliated with competitors of the Company.

7.    Refer to the disclosure about Mr. Jeffrey Schlarbaum at the bottom of page 7. Explain what specific experiences with Mr. Schlarbaum during his time as an employee of IEC causes you to conclude he would not be an appropriate addition to the Board.

Response:

We have revised the disclosure in this section of the Preliminary Proxy Statement to address this comment.

Proposal 1. Election of Directors, page 9

8.    State if true that your nominees have consented to be named in the proxy statement. See Rule 14a-4(d).

Response:

The second paragraph of Proposal 1 on page 9 of the Preliminary Proxy Statement previously filed stated that each of the nominees consented to be named in the proxy statement.

9.    You state that if any of your nominees “is not a candidate at the time the election occurs, the proxy will be voted for the election of another nominee to be designated by the board to fill any such vacancy.” Rule 14a-4(c) limits the scope of discretionary authority conferred with a proxy. Tell us the authority under which you believe you may substitute an alternate nominee designated to replace a nominee named in the proxy. In the alternative, revise the cited language. We may have further comments.

Response:

Rule 14a-4(c)(5) confers discretionary authority to vote on “[t]he election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.” We have clarified the disclosure in the Preliminary Proxy Statement to identify that these are the circumstances under which discretionary authority would be used. We hereby confirm that should we lawfully identify or nominate any substitute nominees before the meeting, we will file an amended proxy statement that (i) identifies any such substitute nominees, (ii) discloses whether

December 9, 2014
United States Securities and Exchange	-4-
Commission

such nominees have consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

10.    Refer to the disclosure at the top of page 10 stating that only proxies and ballots marked FOR all nominees, WITHHELD all nominees or specifying that votes be withheld from one or more designated nominees will be considered valid. Clarify or modify this language so that it is clear you are referring only to your own proxy card. We note that Vintage’s proxy card is differently captioned.

Response:

We have added clarifying disclosure to this section of the Preliminary Proxy Statement in response to this comment.

11.    In the same paragraph, clarify what you mean by the statement that “[v]otes that are withheld are excluded entirely from the cote and will have no effect.” Clarify the significance of the withheld votes given the plurality voting standard for the election of directors.

Response:

We have added clarifying disclosure to this section of the Preliminary Proxy Statement in response to this comment.

12.    Describe the impact of the election of some or a majority of Vintage’s nominees under the Company’s stock option, compensation and other plans. Quantify where possible.

Response:

Additional disclosure has been added to the Preliminary Proxy Statement in response to this comment.

Form of Proxy

13.    Please clearly mark the form of proxy and the proxy statement itself (on the front cover page) as “preliminary.” Refer to Rule 14a-6(e)(1).

Response:

The form of proxy and the Preliminary Proxy Statement itself have been marked “preliminary.”

14.    We note the language under 4 on the form of proxy. If you intend to use proxies solicited to vote to adjourn the meeting to solicit additional proxies, you must set this forth as a separate matter on the card and explicitly solicit proxy authority for this purpose. Please advise or revise.

Response:

We will not use proxies solicited to vote to adjourn the meeting to solicit additional proxies.

December 9, 2014
United States Securities and Exchange	-5-
Commission

The Company acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding any of the matters addressed in this letter, please do not hesitate to contact either me at 212.408.2557 (fax 212.259.2557), email Bill.Lamb@BakerBotts.com or Beth Ela Wilkens at 585.419.8645 (fax 585.419.8645), email BWilkens@HarrisBeach.com.

Sincerely,
/s/William S. Lamb
William S. Lamb
cc:	W. Barry Gilbert Beth Ela Wilkens